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EDWIN BATISTA edwin.batista@dechert.com +1 617 728 7165 Direct

August 27, 2024

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Registrant”), SEC File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to supplemental comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by Ms. Lauren Hamilton of the Division of Investment Management with respect to the Staff’s review pursuant to the Sarbanes Oxley Act of 2002 of the annual reports filed on Form N-CSR and other filings for certain series of the Registrant (each, a “Fund”), relating to the fiscal year ended October 31, 2023. We submitted a response letter on the Registrant’s behalf on May 30, 2024, responding to the Staff’s initial comments (the “Prior Letter”).

Set forth below are the Staff’s verbal comments together with the Registrant’s responses.

COMMENT 1:	Regarding your response to Comment 1 in the Prior Letter, please confirm whether there were any capital share transactions that occurred while the prospectus was late in filing.

Response:

The Registrant notes that at no point were shares sold pursuant to a prospectus that was stale under Section 10 of the Securities Act of 1933 (the “Securities Act”). Section 10(a)(3) of the Securities Act of 1933 states:

“. . .when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than 16 months prior to such use so far as such information is known to the user of such prospectus or can be furnished by such user without unreasonable effort or expense.” (emphasis added)

August 27, 2024 Page 2

The effective date of the previous prospectus was March 1, 2023. As such, while the Registrant was required to file the annual update filing by February 28, 2024 in accordance with Rule 8b-16 under the Investment Company Act of 1940 (the “1940 Act”), the financial information in the prior prospectus (i.e., information for the fiscal year ended October 31, 2022) would not have been stale for Securities Act purposes until March 1, 2024. In fact, when the Registrant filed its annual update on February 29, 2024, it specified an effective date of March 1, 2024.

The Registrant acknowledges that for a brief period its Investment Company Act registration was not up to date. However, the Registrant notes that this period lasted only from 5:30 p.m. ET on February 28, 2024 (after 4 p.m., the net asset value calculation time for transactions that day) until approximately 12:30 p.m. ET on February 29, 2024 (before the net asset value calculation time for that day’s transactions). Accordingly, the Registrant does not believe that any capital share transactions actually occurred while the registration statement was late in filing.

COMMENT 2:

The Staff reissues Comment 4 in the Prior Letter relating to ownership of the Harbor Convertible Securities Fund. Please explain how large shareholder or shareholder concentration risk is addressed in the summary and statutory prospectuses.

Response:

For the reasons set forth in the Prior Letter, the Registrant reiterates that it does not believe that such ownership by Harbor Capital and its affiliates presents a particular risk. Nonetheless, the Registrant will add the following risk disclosure for applicable Funds in the next update to its registration statement:

Large Shareholder Risk: Certain shareholders, including other Funds or accounts advised by the Advisor, may from time to time own a substantial amount of a Fund’s shares. There can be no assurance that any large shareholder would not redeem its investment, that the size of a Fund would be maintained at such levels. Purchases and redemptions by large shareholders could have a significant negative impact on a Fund. Large shareholder redemptions, which may occur rapidly or unexpectedly, may cause the Fund to sell portfolio securities at times

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when it would not otherwise do so, which may negatively impact the Fund’s net asset value and liquidity. Similarly, large Fund share purchases may adversely affect the Fund’s performance to the extent that the Fund is delayed in investing new cash or otherwise maintains a larger cash position than it ordinarily would. These transactions may also accelerate the realization of taxable income to shareholders if such sales of investments resulted in gains, and may also increase transaction costs. In addition, a large redemption could result in the Fund’s current expenses being allocated over a smaller asset base, leading to an increase in the Fund’s expense ratio.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7165.

Sincerely,

/s/ Edwin Batista

Edwin Batista

Cc:	Diana R. Podgorny, Esq.

Meredyth Whitford-Schultz, Esq.

John Paral

Harbor Funds

Christopher P. Harvey, Esq.

Stephanie A. Capistron, Esq.

Dechert LLP